Nxt-ID, Inc.

285 North Drive

Suite D

Melbourne, FL 32934

February 9, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Nxt-ID, Inc.
Registration Statement on Form S-3
File No. 333-209001

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nxt-ID, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:15 p.m. Eastern Time on Wednesday February 10, 2016, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

Nxt-ID, Inc.

By:	/s/ Gino M. Pereira
Gino M. Pereira
Chief Executive Officer